Richard A. Presutti 212.756.2063	Writer’s E-mail Address Richard.Presutti@srz.com

June 8, 2017

VIA EDGAR TRANSMISSION

Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: David L. Orlic

Re:	Tangoe, Inc.
Amendment No. 2 to Schedule TO
Filed June 2, 2017 by Marlin Management Company, LLC
File No. 005-86565

Dear Mr. Orlic:

On behalf of our clients, TAMS Inc. (the “Offeror”), Asentinel, LLC (“Parent”) and Marlin Management Company, LLC (d/b/a Marlin Equity Partners) (“Marlin LLC,” and together with the Offeror and Parent, the “Filing Persons”), we are writing to respond to the comment set forth in the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated June 6, 2017 (the “Comment Letter”), relating to the Schedule TO-T, originally filed with the Commission on May 12, 2017, as amended by Amendment No. 1 to the Schedule TO-T filed with the Commission on May 17, 2017 and Amendment No. 2 to the Schedule TO-T filed with the Commission on June 2, 2017  (collectively referred to herein as the “Schedule TO”).

Set forth below is our response to the Staff’s comment as set forth in the Comment Letter. For your convenience, the numbered paragraph of this letter corresponds to the numbered paragraph of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comment in bold below. The response and information described below are based upon information provided to us by the Filing Persons. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase filed as Exhibit (a)(1)(A) thereto (the “Offer to Purchase”).

General

1.                                      We note the response to prior comment 1 regarding the applicability of Rule 13e-3. In the response, you state that the company is already eligible to suspend its reporting obligations under Section 15(d) of the Exchange Act. Please provide support for this position, in that any Section 15(d) reporting obligation would not have become operative until 10 days after the Form 25 was filed, and therefore the ability to suspend reporting under the statute would not arise, if at all, only at the end of the current fiscal year, except as provided under Rule 12h-3. In this regard, we note that the conditions to Rule 12h-3 do not appear to be satisfied. Please also provide support for the view that the Filing Persons are not affiliates of the company.

In response to the Staff’s comment, we respectfully advise the Staff that, for the reasons set forth below, we concluded that Rule 13e-3 (“Rule 13e-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) would not be applicable to the Offer because (i) the Offer will not produce either of the going private effects specified in Rule 13e-3(a)(3)(ii)(A) or 13e-3(a)(3)(ii)(B) (such effects, the “Rule 13e-3 Effects”) and/or (ii) no member of the Offeror Group is an affiliate of the Company.

For Rule 13e-3 under the Exchange Act to be applicable to the Offer, a member of the Offeror Group would need to be an affiliate of the Company and the Offer would need to cause a Rule 13e-3 Effect.

As described in greater detail in our letter to the Staff on June 1, 2017, we believe that the Company’s reporting obligations under Section 15(d) of the Exchange Act will be suspended by operation of law on January 1, 2018 regardless of the Offer. Further, we respectfully note that the Company’s Shares have never been registered under Section 12(g) of the Exchange Act since they were registered under Section 12(b) of the Exchange Act.  Because the Company’s reporting obligations under Section 15(d) of the Exchange Act will be suspended by operation of law, regardless of the fact that such suspension will not occur until January 1, 2018, we respectfully note that the Offer will not create or cause a Rule 13e-3 Effect.

In addition, regardless of whether or not the Offer will cause a Rule 13-e3 Effect, we respectfully submit that no member of the Offeror Group is an affiliate of the Company. Rule 13e-3(a)(1) under the Exchange Act defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” Rule 12b-2 under the Exchange Act defines “control” to mean the “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The question of control and affiliation is fact-specific and depends not only on the size of a stockholder’s equity ownership of the Company, but also on other factors, such as the stockholder’s ability to control the Company.

In the present case, the Offeror Group does not control, nor has it influenced the governance or operations of, the Company. The Offeror Group has had no meaningful ability to assert, and in fact has not asserted at any time, any power to direct the management or policies of the Company. The Offeror Group currently beneficially owns, in the aggregate, approximately 10.4% of the Company’s outstanding Shares. However, based on information publicly filed by the Company’s stockholders, the Offeror Group was not as of the signing of the merger agreement, and is not as of the date hereof, the largest holder of the Company’s outstanding Shares. In fact, according to the Company’s most recent public filings, three other stockholders (together with their affiliates) of the Company beneficially own more Shares of the Company’s outstanding Shares than the Sponsor beneficially owns: Clearlake Capital Partners IV Finance, L.P. (together with its affiliates, “Clearlake”), Vector Capital IV, L.P. (together with its affiliates, “Vector” and together with Clearlake, the “Stockholder Group”) and T. Rowe Price Associates, Inc.

The Offeror Group has not possessed and does not possess, and has not exerted and is not exerting, control over the Company, and: (i) does not have officers, directors or other personnel who are also officers or members of the Company’s Board, nor does the Offeror Group have any representation on the Company’s Board (nor has it ever had any representation on the Company’s Board), (ii) has not appointed any designees to the Company’s management (nor does it have the power, contractually or otherwise, to do so), and (iii) has no contractual relationships with the Company that enable it to control, or influence the management or policies of, the Company. Further, there is no agreement between any member of the Offeror Group and any director or executive officer of the Company regarding future equity awards following the consummation of the Merger and immediately following the consummation of the Merger, the entire Company Board will be replaced.

In connection with the Transactions and as further described in the section of the Offer to Purchase entitled “Section 10—Background of the Offer; Past Contacts or Negotiations with the Company” and Item 4 under the heading “Background of the Offer” of the Schedule 14D-9, originally filed by the Company with the Commission on May 12, 2017, the negotiations among the Filing Persons and the Company were vigorous and at arms’ length and proceeded at the direction of the Company. The Board reviewed and discussed inquiries from Vector regarding strategic alternatives as early as December 17, 2015 and received letters from each member of the Stockholder Group regarding a potential transaction with the Company in July 2016. Affiliates of the Offeror Group were not obligated to file a Schedule 13D with respect to the Company securities until March 18, 2016. On January 2, 2017, the Stockholder Group, which at such time beneficially owned approximately 25% of the Company’s Shares, submitted a letter to the Company regarding a joint acquisition of the Company. The Company entered into discussions regarding a potential transaction or other strategic alternatives with at least 8 financial sponsors and negotiations with the Filings Persons took place over the course of several months. The facts and circumstances surrounding the Transaction further indicate that the process of the Transactions was dictated by the Company and that the Offeror Group has not possessed and does not possess, nor has it exerted or had the ability to exert, control over the Company.

Further, pursuant to Rule 13d-1(c), a person who is otherwise obligated to file a statement on Schedule 13D may, in lieu thereof, file with the Commission a short-form statement on Schedule 13G if, among other things, such person has acquired such securities in the ordinary course of his business and not with the purpose nor with the effect of changing or influencing the control of the issuer and such person beneficially owns less than 20% of the class of equity securities. This exception highlights the fact that unless a person beneficially owns 20% of an issuer’s outstanding equity securities, such person is not presumed to evidence control in the absence of express intent or other factors. Here, the Offeror Group beneficially owns approximately 10.4% of the Company’s outstanding equity securities.

Therefore, regardless of whether or not the Offer will cause a Rule 13e-3 Effect, which we do not believe that it will, no member of the Offeror Group is an affiliate of the Company under Rule 13e-3(a)(1) and therefore, we respectfully note that the Offer is not subject to Rule 13e-3.

*     *     *     *

The Filing Persons have authorized us to acknowledge on their behalf that (1) each of the Filing Persons is responsible for the adequacy and accuracy of the disclosure in this filing, (2) Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s review of this filing. If you have any questions regarding this response, please feel free to contact me at (212) 756-2063.

Sincerely,

/s/ Richard A. Presutti
Richard A. Presutti

cc: Peter Chung, Marlin Management Company, LLC